Exhibit 99.2

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entrée Gold Inc.

We have audited the accompanying consolidated balance sheets of Entrée Gold Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2009.  The consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2010 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entrée Gold Inc.

We have audited Entrée Gold Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2009 and our report dated March 31, 2010 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 31, 2010

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31,	December 31,
	2009	2008

ASSETS

Current
Cash and cash equivalents	$40,360,436	$45,212,815
Receivables	164,255	592,443
Receivables - Ivanhoe Mines	699,293	30,000
Prepaid expenses	811,431	268,518

Total current assets	42,035,415	46,103,776

Deferred costs (Note 14)	375,216	-
Investments (Note 3 )	2,166,597	1,329,568
Equipment (Note 4)	770,562	672,124
Mineral property interests (Note 5)	292,608	-
Other assets	69,568	-
Equity Investment - joint venture (Note 3 and 5)	94,154	-

Total assets	$45,804,120	$48,105,468

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,160,912	$942,238

Loans payable to Ivanhoe Mines (Note 6)	676,083	326,183

Total liabilities	1,836,995	1,268,421

Commitments (Note 13)

Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 7)	116,599,651	111,993,990
97,059,346 (December 31, 2008 - 94,560,898) issued and outstanding
Additional paid-in capital	15,905,963	13,772,775
Accumulated other comprehensive income:
Unrealized gain on available for sale securities	563,481	-
Foreign currency cumulative translation adjustment	(480,928)	(7,410,930)
Accumulated deficit during the exploration stage	(88,621,042)	(71,518,788)

Total stockholders' equity	43,967,125	46,837,047

Total liabilities and stockholders' equity	$45,804,120	$48,105,468

Nature of operations (Note 1)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Inception (July 19, 1995) to December 31, 2009

EXPENSES
Depreciation (Note 4)	156,144	146,703	877,106
Write-down of equipment	-	123,816	-
Foreign exchange (gain) loss	141,731	(126,468)	181,224
Mineral property interests (Notes 5 and 7)	9,985,963	10,240,770	54,849,586
General and administrative (Note 5 and 8)	7,046,649	6,626,018	34,498,528
Loss from operations	(17,330,487)	(17,010,839)	(90,406,444)
Interest income	397,741	1,981,316	4,654,036
Loss from equity investee (Note 3)	(169,508)	(366,595)	(536,103)
Fair value adjustment of asset backed commercial paper (Note 3)	-	(1,334,160)	(2,332,531)
Net loss	$(17,102,254)	$(16,730,278)	$(88,621,042)

Comprehensive income (loss):
Net loss	$(17,102,254)	$(16,730,278)	$(88,621,042)
Unrealized gain on available for sale securities (Note 3)	563,481	-	563,481
Foreign currency translation adjustment	6,930,002	(12,483,218)	(480,928)
Comprehensive income (loss)	$(9,608,771)	$(29,213,496)	$(88,538,489)

Basic and diluted loss per share	$(0.18)	$(0.18)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

Balance, July 19, 1995 (date of inception)	-	$-	$-	$-	$-	$-
Shares issued:
Private placements	4,200,000	60,852	-	-	-	60,852
Acquisition of mineral property interests	3,200,000	147,520	-	-	-	147,520
Foreign currency translation adjustment	-	-	-	(756)	-	(756)
Net loss	-	-	-	-	(175,714)	(175,714)
Balance, April 30, 1996	7,400,000	208,372	-	(756)	(175,714)	31,902
Shares issued:
Private placements	3,880,000	274,718	-	-	-	274,718
Foreign currency translation adjustment	-	-	-	(8,568)	-	(8,568)
Net loss	-	-	-	-	(56,250)	(56,250)
Balance, April 30, 1997	11,280,000	483,090	-	(9,324)	(231,964)	241,802
Foreign currency translation adjustment	-	-	-	(5,216)	-	(5,216)
Net loss	-	-	-	-	(33,381)	(33,381)
Balance, April 30, 1998	11,280,000	483,090	-	(14,540)	(265,345)	203,205
Foreign currency translation adjustment	-	-	-	(3,425)	-	(3,425)
Net loss	-	-	-		(40,341)	(40,341)
Balance, April 30, 1999	11,280,000	483,090	-	(17,965)	(305,686)	159,439
Escrow shares compensation	-	-	41,593	-	-	41,593
Exercise of stock options	1,128,000	113,922	-	-	-	113,922
Foreign currency translation adjustment	-	-	-	(896)	-	(896)
Net loss	-	-	-	-	(154,218)	(154,218)
Balance, April 30, 2000	12,408,000	$597,012	$41,593	$(18,861)	$(459,904)	$159,840
		-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, April 30, 2000	12,408,000	$597,012	$41,593	$(18,861)	$(459,904)	$159,840
Foreign currency translation adjustment	-	-	-	(5,627)	-	(5,627)
Net loss	-	-	-	-	(18,399)	(18,399)
Balance, April 30, 2001	12,408,000	597,012	41,593	(24,488)	(478,303)	135,814
Foreign currency translation adjustment	-	-	-	(2,561)	-	(2,561)
Net loss	-	-	-	-	(22,490)	(22,490)
Balance, April 30, 2002	12,408,000	597,012	41,593	(27,049)	(500,793)	110,763
Shares issued:
Private placements	7,500,000	1,351,055	-	-	-	1,351,055
Exercise of warrants	12,500	3,288	-	-	-	3,288
Agent’s finder fee	310,000	39,178	-	-	-	39,178
Finder’s fee for mineral property interests	100,000	35,827	-	-	-	35,827
Debt settlement	135,416	45,839	5,252	-	-	51,091
Agent’s warrants	-	-	16,877	-	-	16,877
Escrow shares compensation	-	-	40,205	-	-	40,205
Stock-based compensation	-	-	16,660	-	-	16,660
Share issue costs	-	(211,207)	-	-	-	(211,207)
Foreign currency translation adjustment	-	-	-	73,080	-	73,080
Net loss	-	-	-	-	(1,073,320)	(1,073,320)
Balance, April 30, 2003	20,465,916	$1,860,992	$120,587	$46,031	$(1,574,113)	$453,497
-Continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, April 30, 2003	20,465,916	$1,860,992	$120,587	$46,031	$(1,574,113)	$453,497
Shares issued:
Private placements and offerings	16,352,942	10,891,160	-	-	-	10,891,160
Exercise of warrants	3,730,372	1,316,664	(6,443)	-	-	1,310,221
Exercise of stock options	35,000	18,730	(4,026)	-	-	14,704
Agent’s corporate finance fee	100,000	64,192	8,384	-	-	72,576
Mineral property interests	5,000,000	3,806,000	-	-	-	3,806,000
Agent’s warrants	-	-	370,741	-	-	370,741
Escrow shares compensation	-	-	1,949,878	-	-	1,949,878
Stock-based compensation	-	-	414,847	-	-	414,847
Share issue costs	-	(1,302,715)	-	-	-	(1,302,715)
Foreign currency translation adjustment	-	-	-	1,950	-	1,950
Net loss	-	-	-	-	(12,505,759)	(12,505,759)
Balance, December 31, 2003	45,684,230	16,655,023	2,853,968	47,981	(14,079,872)	5,477,100
Shares issued:
Private placement	4,600,000	3,846,521	-	-	-	3,846,521
Exercise of warrants	533,836	186,208	(13,197)	-	-	173,011
Exercise of stock options	50,000	26,180	(8,238)	-	-	17,942
Warrants issued for cancellation of price guarantee	-	-	129,266	-	-	129,266
Escrow shares compensation	-	-	405,739	-	-	405,739
Share issue costs	-	(21,026)	-	-	-	(21,026)
Stock-based compensation	-	-	1,530,712	-	-	1,530,712
Foreign currency translation adjustment	-	-	-	132,501	-	132,501
Net loss	-	-	-	-	(5,528,114)	(5,528,114)

Balance, December 31, 2004	50,868,066	$20,692,906	$4,898,250	$180,482	$(19,607,986)	$6,163,652
-Continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2004	50,868,066	$20,692,906	$4,898,250	$180,482	$(19,607,986)	$6,163,652
Shares issued:
Private placement	7,542,410	13,538,097	-	-	-	13,538,097
Exercise of warrants	10,456,450	10,475,291	-	-	-	10,475,291
Exercise of stock options	772,000	1,238,581	(532,908)	-	-	705,673
Escrow shares compensation	-	-	(435,583)	-	-	(435,583)
Share issue costs	-	(521,798)	-	-	-	(521,798)
Stock-based compensation	-	-	5,074,100	-	-	5,074,100
Foreign currency translation adjustment	-	-	-	1,099,954	-	1,099,954
Net loss	-	-	-	-	(13,691,767)	(13,691,767)
Balance, December 31, 2005	69,638,926	45,423,077	9,003,859	1,280,436	(33,299,753)	22,407,619
Shares issued:
Membership paid in stock	4,167	8,870				8,870
Exercise of stock options	1,215,000	1,862,345	(753,628)	-	-	1,108,717
Stock-based compensation	-	-	1,031,683	-	-	1,031,683
Foreign currency translation adjustment	-	-	-	252,317	-	252,317
Net loss	-	-	-	-	(9,655,341)	(9,655,341)
Balance, December 31, 2006	70,858,093	47,294,292	9,281,914	1,532,753	(42,955,094)	15,153,865
Shares issued:
Private placement	14,428,640	43,826,994	-	-	-	43,826,994
Mineral property interests	15,000	33,976	-	-	-	33,976
Exercise of warrants	7,542,408	20,392,043	-	-	-	20,392,043
Exercise of stock options	728,700	926,364	(322,880)	-	-	603,484
Share issue costs	-	(1,981,360)	-	-	-	(1,981,360)
Stock-based compensation	-	-	1,732,839	-	-	1,732,839
Foreign currency translation adjustment	-	-	-	3,539,535	-	3,539,535
Net loss	-	-	-	-	(11,833,416)	(11,833,416)
Balance, December 31, 2007	93,572,841	$110,492,309	$10,691,873	$5,072,288	$(54,788,510)	$71,467,960

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, December 31, 2007	93,572,841	$110,492,309	$10,691,873	$5,072,288	$(54,788,510)	$71,467,960
Shares issued:
Exercise of stock options	958,057	1,447,926	(591,456)	-	-	856,470
Mineral property interests	30,000	60,941	-	-	-	60,941
Share issue costs	-	(7,186)				(7,186)
Stock-based compensation	-	-	3,672,358	-	-	3,672,358
Foreign currency translation adjustment	-	-	-	(12,483,218)	-	(12,483,218)
Net loss	-	-	-	-	(16,730,278)	(16,730,278)
Balance, December 31, 2008	94,560,898	111,993,990	13,772,775	(7,410,930)	(71,518,788)	46,837,047
Shares issued:
Exercise of stock options	2,355,948	4,330,539	(2,050,489)	-	-	2,280,050
Mineral property interests	142,500	275,122	-	-	-	275,122
Stock-based compensation	-	-	4,183,677	-	-	4,183,677
Foreign currency translation adjustment	-	-	-	6,930,002	-	6,930,002
Unrealized gain on available for sale securities	-	-	-	563,481	-	563,481
Net loss	-	-	-	-	(17,102,254)	(17,102,254)
Balance, December 31, 2009	97,059,346	$116,599,651	$15,905,963	$82,553	$(88,621,042)	$43,967,125
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Inception (July 19, 1995) to December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(17,102,254)	$(16,730,278)	$(88,621,042)
Items not affecting cash:
Depreciation	156,144	146,703	877,106
Stock-based compensation	4,183,677	3,672,358	17,656,876
Fair value adjustment of asset backed commercial paper	-	1,334,160	2,332,531
Write-down of equipment	-	123,816	123,816
Escrow shares compensation	-	-	2,001,832
Mineral property interest paid in stock and warrants	22,515	60,941	4,052,698
Loss from equity investee	169,508	366,595	536,103
Other items not affecting cash	22,227	-	72,176
Changes in assets and liabilities:
Receivables	483,554	(110,207)	(159,397)
Receivables - Ivanhoe Mines	(607,191)	(34,603)	(641,794)
Prepaid expenses	(454,571)	132,422	(739,419)
Accounts payable and accrued liabilities	(212,509)	525,028	861,525
Net cash used in operating activities	(13,338,900)	(10,513,065)	(61,646,989)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	2,280,050	856,470	111,991,734
Share issue costs	-	(7,186)	(3,545,920)
Loan payable to Ivanhoe Mines	-	376,230	376,230
Net cash provided by financing activities	2,280,050	1,225,514	108,822,044

CASH FLOWS FROM INVESTING ACTIVITIES
Deferred acquisition costs	(77,098)	-	(77,098)
Mineral property interest	(38,219)	-	(38,219)
Deposits	(69,568)	-	(69,568)
Joint venture - Ivanhoe Mines	-	(366,595)	(366,595)
Purchase of asset backed commercial paper	-	-	(4,031,122)
Acquisition of equipment	(141,307)	(255,959)	(1,684,085)
Net cash used in investing activities	(326,192)	(622,554)	(6,266,687)

Effect of foreign currency translation on cash and cash equivalents	6,532,663	(11,983,193)	(547,932)
Change in cash and cash equivalents during the period	(4,852,379)	(21,893,298)	40,360,436)
Cash and cash equivalents, beginning of period	45,212,815	67,106,113	-
Cash and cash equivalents, end of period	$40,360,436	$45,212,815	$40,360,436
Cash paid for interest during the period	$-	$-
Cash paid for income taxes during the period	$-	$-
Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

1.              NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

2.             SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in the United States of America and include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are Entrée LLC and Entree Resources LLC, Mongolian corporations, Entree U.S. Holdings Inc., a British Columbia corporation, Entrée Gold (US) Inc., an Arizona corporation, Beijing Entrée Minerals Technology Company Limited, a wholly-owned foreign enterprise (“WFOE”) in China and Entree Australia Pty Ltd., an Australian corporation. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock-based compensation and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Cash and cash equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.  The Company had $40,360,436 in cash and cash equivalents at December 31, 2009.

Investments

Long-term investments in companies in which the Company has voting interest of 20% to 50% or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

Other long-term investments are classified as “available-for-sale” investments and consist of the Company’s investment in asset backed commercial paper (Note 3). Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Gains and losses from the sale of these investments are included in income in the period.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

2.             SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Investments (cont'd...)

Equipment

Equipment, consisting of office, computer, field equipment and buildings, is recorded at cost less accumulated depreciation.  Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Mineral property interests

Costs of exploration and costs of carrying and retaining unproven properties are expensed as incurred. The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in where the initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards, whereby the Company recognizes a compensation expense for all stock options awarded to employees, officers and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The options are expensed over the vesting period of the options.

Financial instruments

The Company measures the fair value of financial assets and liabilities based on GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Effective January 1, 2008, the Company adopted the provisions for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis. Effective January 1, 2009, the Company adopted the provisions for non-financial assets and liabilities that are required to be measured at fair value. The adoption of these provisions did not materially impact the Company’s consolidated financial position and results of operations.

Under GAAP fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is also established, which requires an entity to maximize the use of observable inputs and minimize the use of observable inputs when measuring fair value.

Level 1 - quoted prices in active markets for identical assets or liabilities
Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 - inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

2.             SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

At December 31, 2009, the Company had one Level 3 financial instrument with a fair value of $2,166,597 (Note 3)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	2009	2008
Balance, beginning of the year	$1,329,568	$3,032,751
Total unrealized gain (loss)	563,481	(1,334,160)
Total foreign exchange adjustment	273,548	(369,023)
Balance, end of year	$2,166,597	$1,329,568

Effective January 1, 2008, the Company adopted GAAP provisions which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this statement.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

The functional currency of the Company and its wholly-owned subsidiaries is the Canadian dollar.  Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates.  Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations.  Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar.  Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period.  Related exchange gains and losses are included in a separate component of stockholders’ equity as accumulated other comprehensive income.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

2.             SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock.  Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.  At December 31, 2009, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 10,907,800 (December 31, 2008 - 10,651,800).

Subsequent events

The Company has evaluated subsequent events from the end of the most recent fiscal year through March 31, 2010, the date the consolidated financial statements were issued.

Recent accounting pronouncements

During fiscal 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles in accordance with FASB ASC Topic 105 “Generally Accepted Accounting Principles” (the Codification).  The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  Effective with the Company’s adoption on July 1, 2009, the Codification has superseded all prior non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative.  As the adoption of the Codification only affected how specific references to GAAP literature have been disclosed in the notes to our consolidated financial statements, it did not result in any impact on the Company’s results of operations, financial condition, or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements” (“SFAS 160”) (Codified within ASC 810), which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The Company adopted the provisions of SFAS 160 on January 1, 2009 and the adoption had no impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) (Codified within ASC 805) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS 141(R) on January 1, 2009 and the adoption had no impact on the Company’s financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (Codified within ASC 323), which clarifies the accounting for certain transactions and guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares and accounting for a change in an investment from the equity method to the cost  method.  EITF 08-6 was effective for the Company’s fiscal year beginning on January 1, 2009 and has been applied prospectively.  The adoption of EITF 08-6 had no impact on the Company’s financial statements.

In April 2009, the FASB issued ASC 820-10-65 formerly FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). This provides significant guidance for determining when a market has become inactive as well as guidance for determining whether transactions are not orderly. It also provides guidance on the use of valuation techniques and the use of broker quotes and pricing services. It reiterates that fair value is based on an exit price and also that fair value is market-driven and not entity-specific. The accounting standard of codification applies to all assets and liabilities within the scope of ASC 820 and is effective for all interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have a material effect on the Company’s results of operations, financial position, and cash flows.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

2.             SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements (cont’d…)

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. This ASC is effective for interim and annual periods ending after June 15, 2009. The adoption did not have a material effect on the Company’s results of operations, financial position, and cash flows.

ASC 855-10-20, “Subsequent Events” establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires the disclosure of the date through which a company has evaluated subsequent events.  This statement is effective for our third quarter ended September 30, 2009 and the adoption did not have an impact on the condensed consolidated financial statements.

3.             INVESTMENTS

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,013,365.  These Notes were issued in replacement of Third Party Asset Backed Commercial Paper (‘ABCP’) formerly held by the Company.  When this ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process overseen by the Pan Canadian Investor Committee.  The restructuring was concluded on January 21, 2009 when the ABCP was replaced with long term asset backed securities - the AB Notes. The Company has designated the notes as “available for sale” and the notes are recorded at fair value.

Using publicly available information received from the Pan Canadian Investor Committee as well as Ernst & Young, the court appointed monitor of the restructuring, and Blackrock (Institutional) Canada Ltd. (“Blackrock”), the asset administrator, the Company has been able to determine the key characteristics of each class of AB Notes it received: par value; credit rating; interest rate and projected interest payments; and maturity date.  The Company then estimated the return that a prospective investor would require for each class of AB Notes (Required Rield).  Lastly, it calculated the net present value of the cash flows for each class of AB Notes using the Required Yield as the discount factor.

There has been a continued improvement in general corporate credit market conditions over this time period. This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers). Accordingly, the Required Yield on the AB Notes has been reduced to reflect easing in the credit markets.

It is anticipated that the MAV2 Pooled Notes - and specifically Classes A-1 and A-2 - will continue to miss interest payments as long as the prevailing interest rates remain at the currently very low levels.  Given statements of the Bank of Canada and given that there was sufficient cash inflows to the MAV for the payment period ending October 7 to enable full payment of amounts accrued and owing, the Company projects that both the A-1 and A-2 Notes will miss payments for the next 3 quarters.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

3.             INVESTMENTS (cont’d…)

Asset Backed Commercial Paper (cont’d…)

Another factor is the simple passage of time.  As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches assuming that they do not default.  The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes over time.

There were offsetting negative factors that influenced the valuation of the AB Notes for the year ended December 31, 2009. On August 11, 2009, Dominion Bond Rating Service (‘DBRS’) downgraded the MAV2 A-2 Pooled Notes to BBB (low) with a negative outlook. In order to take this new downgrade into account, the required yield for the MAV2 A-2, B, and C Notes was increased in determining the fair market value.  Another factor was the increased risk of default of the MAV2 Class C Notes due to certain defaults among the assets within the MAV2 Pool.  If these assets default, it is likely that losses within the Pool will exceed the value of the C Notes rendering them valueless and somewhat impair the redemption value of the B Notes.  The subordination ‘cushion’ against losses for the more-senior Notes would also be reduced.  Thus, the Company has increased the discount rate for the MAV2 C, B and A-2 Notes, which reduced prices of these Notes from levels they otherwise would have been.
The net impact of these positive and negative factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes to be C$2,267,560 as at December 31, 2009 (2008 - C$1,628,189).  Accordingly, the Company has recorded an unrealized gain of $563,481 in other comprehensive income. For fiscal 2008, the Company recorded a fair value impairment charge of $1,334,160.

The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	Dec/31, 2009 C$ Fair value estimate*	Dec/31, 2008 C$ Fair value estimate*	Expected maturity date
A1 (rated A)	1,966,529	1,388,866	984,490	12/20/2016
A2 (rated BBB)	1,630,461	826,653	614,952	12/20/2016
B	295,974	50,836	24,034	12/20/2016
C	120,401	1,205	4,713	12/20/2016
Total original investment	4,013,365	2,267,560	1,628,189
* - the range of fair values estimated by the Company varied between C$2.0 million and C$2.5 million
 - the total United States dollars fair value of the investment at December 31, 2009 is $2,166,597 (2008 - $1,329,568).

We believe we have utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets. However, there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

The secondary market for the AB Notes is developing.  However, it is not yet an ‘active market’ given the limited number of bidders, the small number of disclosed transactions, and the persistence of prices well below the intrinsic value of the Notes.  It is uncertain if or when a fully-liquid secondary market for the AB Notes will develop.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (Note 5). At December 31, 2009, the Company’s investment in the joint venture was $94,154 (2008 - $Nil). The Company’s share of the loss of the joint venture is $169,508 for the year ended December 31, 2009 (December 31, 2008 - $366,595).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

4.               EQUIPMENT

		December 31, 2009			December 31, 2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$126,873	$68,095	$58,778	$89,886	$46,819	$43,067
Computer equipment	533,022	265,491	267,531	340,917	167,852	173,065
Field equipment	472,495	210,987	261,508	402,902	133,449	269,453
Buildings	416,734	233,989	182,745	356,160	169,621	186,539
	$1,549,124	$778,562	$770,562	$1,189,865	$517,741	$672,124

5.             MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing. A portion of the Shivee Tolgoi licence and all of the Javhlant licence are subject to the joint venture with Ivanhoe Mines .

Lookout Hill

Three licences comprise the Company’s Lookout Hill property located within the South Gobi region of Mongolia.  One of the Company’s wholly-owned Mongolian subsidiaries, Entrée LLC, is the registered owner of the two mining licences (Shivee Tolgoi and Javhlant).  Our other wholly-owned Mongolian subsidiary, Entree Resources LLC, is the registered owner of the Togoot mineral exploration licence.  The Company owns a 100% interest in the portions of the licences held outside the Entrée-Ivanhoe joint venture, and 20 or 30% interest in portions held within the Entree-Ivanhoe joint venture.

The Shivee Togloi mining license was issued for a 30 year term in October 2009 and has right of renewal for a further two 20 year terms.  The Javhlant mining license was issued for a 30 year term in October 2009 and has right of renewal for a further two 20 year terms.   The Togoot exploration license was issued on March 30, 2001 and expired on March 30, 2010 unless converted to a mining license.  Subsequent to December 31, 2009, the Company submitted an application to convert the Togoot exploration licence to a mining licence and is awaiting approval of the resource registration by the Minerals Council.

The total estimated annual fees in order to maintain the Javhland and Shivee Tolgoi  minining licences in good standing, is approximately $1,100,000.  Approximately $600,000 of this amount would be recoverable from the joint venture with Ivanhoe Mines, which is described further below.

The Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd. This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Oyu Tolgoi LLC (formerly known as Ivanhoe Mines Mongolia Inc. XXK), (collectively, “Ivanhoe Mines”). The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Joint Venture Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Joint Venture Property and in accordance with the Earn-In Agreement, the Company and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.

As of December 31, 2009, the joint venture had expended approximately $2.5 million (December 31, 2008 - $1.9 million) in mineral property interests to advance the project. Under the terms of the Earn-in Agreement, Ivanhoe Mines advanced to the Company the required cash participation amount charging interest at prime plus 2% (Note 6).

Manlai

The Manlai exploration licence was issued March 9, 2001 and returned to the Mongolian government in January 2010.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

5.              MINERAL PROPERTY INTERESTS (cont’d…)

Empirical

In July 2007, the Company entered into an agreement with Empirical Discovery, LLC (“Empirical”) to explore for and develop certain mineral targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of acceptance of the agreement.  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR (net smelter return) royalty, half of which may be purchased for $2 million. Per the terms of the agreement, the Company issued 15,000 shares in August 2007, 20,000 shares in August 2008, and 35,000 shares in August 2009.

Lordsburg

The Lordsburg project is one of the targets advanced under the 2007 Empirical agreement. The Company determined that based on favourable preliminary results this project warranted significant exploration.

Bisbee

In January 2008, the Company entered into a second agreement with Empirical whereby the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million. Upon entering this agreement, the Company issued 10,000 shares to Empirical as per the terms of the agreement. In February 2009, a further 20,000 shares were issued to Empirical as per the terms of the agreement.

Huaixi

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.  The Company has agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn a 78% interest while the Zhejiang No. 11 Geological Brigade would then hold a 22% interest.

Blackjack

In July 2009, the Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) whereby the Company may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property.  The Company may exercise its first option to acquire 51% after incurring minimum expenditures of $900,000 in the first year of exploration and issuing 37,500 shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property.  The Company may increase its interest by a further 29% (to 80% in total) by making payments of $375,000 and issuing 375,000 shares within 3 years.  In August 2009, the Company issued 37,500 shares to HoneyBadger per the terms of the agreement. The Company has committed to carry HoneyBadger through the completion of 10,000 metres of drilling, including any done within the first year.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

5.              MINERAL PROPERTY INTERESTS (cont’d…)

Roulette

In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”) to acquire an 80% interest in the Roulette Property. Under the terms of the agreement, the Company may acquire an 80% interest in the Roulette Property by incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares within three years.  The minimum expenditure required in Year 1 is $300,000, along with cash payments totalling $90,000 and issuance of 72,500 shares. Per the terms of the agreement, the Company issued 50,000 shares in November 2009 and made payments totalling $40,000.

Crystal

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property. The Company may acquire a 100% interest, subject to a 1% NSR royalty, in the Crystal Property after completing C$500,000 in exploration expenditures and issuing 100,000 shares. One half of the NSR can be purchased by the Company for C$500,000.

The capitalized mineral property acquisition costs for the Empirical, Blackjack and Roulette properties in 2009 was $292,608 (2008 – Nil).

Mineral property interest costs expensed are summarized as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Inception (July 19,1995) - December 31, 2009

MONGOLIA
Lookout Hill	5,735,612	6,547,495	40,528,234
Manlai	19,505	40,766	4,308,930
Total Mongolia	5,755,117	6,588,261	44,837,164

CHINA
Huaixi	1,156,223	626,325	1,782,548
Total China	1,156,223	626,325	1,782,548

USA
Lordsburg	1,597,973	1,167,998	2,765,971
Empirical	418,454	1,358,966	1,881,381
Bisbee	143,988	193,875	337,863
Blackjack	475,417	-	475,417
Roulette	52,361	-	52,361
Total USA	2,688,193	2,720,839	5,512,993

OTHER	386,430	305,345	2,716,881

Total all locations	$9,985,963	$10,240,770	$54,849,586

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

6.              LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 5), Ivanhoe Mines will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to Ivanhoe Mines’ actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the joint venture. In the absence of available cash flow, the loans will not be repayable. The loans are unsecured and the Company will use the proceeds of the loans only to meet its obligations under the joint venture. The loans are not expected to be repaid within one year.

7.              COMMON STOCK

Share issuances

In July 1995, the Company completed a private placement consisting of 4,200,000 common shares issued at a price of C$0.02 per share for gross proceeds of $60,852.

In July 1995, the Company issued 3,200,000 shares at a value of $147,520 for the acquisition of a mineral property interest in Costa Rica.  This mineral property was abandoned in 2001.

In January 1997, the Company completed a private placement consisting of 1,680,000 common shares issued at a price of C$0.06 per share for gross proceeds of $77,553.

In April 1997, the Company completed a private placement consisting of 2,200,000 common shares issued at a price of C$0.12 per share for gross proceeds of $197,165.

In February 2000, the Company issued 1,128,000 common shares for cash proceeds of $113,922 on the exercise of stock options.

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year.  As part of this private placement, the Company issued 310,000 units as a finder's fee to the agent.  Each agent's unit consisted of one common share and one-half non-transferable share purchase warrant whereby each whole share purchase warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $112,338 were comprised of cash costs totalling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares and $604 was assigned to the warrants.

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year.  As part of this private placement, the Company issued 329,723 agent's warrants whereby each warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totalling $78,188 and the fair value of the agents warrants estimated at $16,273.

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder's fee towards the acquisition of mineral property interests.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

7.             COMMON STOCK (cont'd…)

Share issuances (cont'd…)

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839 resulting in a loss on settlement of $5,252.  Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

In April 2003, the Company completed a non-brokered private placement consisting of 1,000,000 units issued at a price of C$0.40 per unit for proceeds of $275,560.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.50 per share for the first year and at C$0.60 per share for the second year.   The Company incurred costs of $4,408 with respect to this private placement.

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360.  Related share issue costs of $15,270 were charged as a reduction to the gross proceeds raised on the non-brokered private placement.

In October 2003, the Company completed a short-form offering and issued 2,352,942 units at a price of C$0.85 per unit for gross proceeds of $1,510,400.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.06 on or before October 22, 2005.  The agent for the offering was paid a cash commission of 8.5% of the gross proceeds received, or $128,384, in respect of units sold and received agent's warrants to acquire common shares equal to 10% of the number of units sold, or 235,294 warrants.  The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$0.95 per share on or before October 22, 2004. The agent was also issued 100,000 units as a corporate finance fee.  Each agent's unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the agent to purchase one additional common share at an exercise price of C$0.95 on or before October 22, 2004.  Related share issue costs of $296,296 were comprised of cash costs totalling $164,004 and the fair value of 100,000 agents units estimated at $72,576 and the fair value of 235,294 agent's warrants estimated at $59,716.  The fair value of the agent's units of $72,576 consisted of $64,192 assigned to the common shares and $8,384 assigned to the warrants.

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005.  The agent for the offering was paid a cash commission of 6.5% of the gross proceeds received in respect of units sold by the agent up to 11,500,000 units, or $566,381, and received 920,000 agent's warrants.  The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005.  Related share issue costs of $991,149 were comprised of cash costs totalling $680,124 and the fair value of the agents warrants estimated at $311,025.

In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 pursuant to the Lookout Hill mineral property purchase agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

7.	COMMON STOCK (cont'd…)

Share issuances (cont'd…)

During the eight month period ended December 31, 2003 the Company issued 3,730,372 common shares for cash proceeds of $1,310,221 on the exercise of warrants.  The warrants exercised had a corresponding fair value of $6,443 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options.  The fair value recorded when the options were granted of $4,026 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options.  The fair value recorded when the options were granted of $8,238 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521.  Each unit consisted of one commonshare and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006.  Pursuant to an agreement with the Company, the placee, being Ivanhoe Mines, has a pre-emptive right to such percentage of any future offering of securities by the Company to enable them to preserve their pro-rata ownership interest in the Company after their acquisition of these 4,600,000 units.  Related share issue costs were comprised of cash costs totalling $21,026.

During the year ended December 31, 2004, the Company issued 533,836 common shares for cash proceeds of $173,011 on the exercise of warrants.  Certain of the warrants exercised had a corresponding fair value of $13,197 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (indirect wholly-owned subsidiary of Rio Tinto plc) has the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. Related share issue costs were comprised of cash costs totalling $521,798.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years.

During the year ended December 31, 2005, the Company issued 10,456,450 common shares for cash proceeds of $10,475,291 on the exercise of warrants.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

7.	COMMON STOCK (cont'd…)

Share issuances (cont'd…)

During the year ended December 31, 2005, the Company issued 772,000 common shares for cash proceeds of $705,673 on the exercise of stock options. The fair value recorded when the options were granted of $532,908 has been transferred from additional paid-in capital to common stock on the exercise of the options.

During the year ended December 31, 2006, the Company issued 1,215,000 common shares for cash proceeds of $1,108,717 on the exercise of stock options. The fair value recorded when the options were granted of $753,628 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In June 2006, the Company issued 4,167 common shares to the University of British Columbia as a donation to become a member of the Mineral Deposit Research Unit. The fair value recorded when the shares were issued of $8,870 has been recorded as a donation expense.

In June 2007, the Company issued 7,542,408 common shares for cash proceeds of $20,392,043 on the exercise of warrants.

In August 2007, the Company issued 15,000 shares at a value of $33,976 to Empirical Discovery LLC pursuant to a mineral property option agreement (Note 5).

In November, 2007, the Company completed a brokered private placement consisting of 10,000,000 common shares at price of C$3.00 per share for gross proceeds of C$30,000,000.  Ivanhoe Mines and Rio Tinto plc, through its wholly owned subsidiary Kennecott Canada Exploration Inc., elected to exercise their respective rights to participate in the private placement.  Ivanhoe Mines acquired 2,128,356 shares at C$3.00 for gross proceeds of C$6,464,881.  Rio Tinto plc acquired 2,300,284 shares at C$3.00 for proceeds of C$6,987,113. Related share issuance costs were cash costs totalling $1,981,360.

During the year ended December 31, 2007, the Company issued 728,700 common shares for cash proceeds of $603,684 on the exercise of stock options. The fair value recorded when the options were granted of $322,880 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In February 2008, the Company issued 10,000 shares at a fair value of $20,066 to Empirical pursuant to the January 2008 Bisbee mineral property option agreement (Note 5).

During the year ended December 31, 2008, the Company issued 958,057 common shares for cash proceeds of $856,470 on the exercise of stock options. The fair value recorded when the options were granted of $591,456 has been transferred from additional paid-in capital to common stock on the exercise of the options. Included in the issued shares were 144,169 common shares issued pursuant to the cashless exercise of 296,112 options with an exercise price of C$1.00, with the remaining 151,943 options treated as cancelled.

In August 2008, the Company issued 20,000 shares at a fair value of $40,875 to Empirical pursuant to the July 2007 mineral property option agreement (Note 5).

In February 2009, the Company issued 20,000 shares at a fair value of $22,515 to Empirical pursuant to the January 2008 Bisbee mineral property option agreement (Note 5).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

7.           COMMON STOCK (cont'd…)

Share issuances (cont'd…)

In August 2009, the Company issued 35,000 shares at a fair value of $45,545 to Empirical pursuant to the July 2007 mineral property option agreement and 37,500 shares at a fair value of $84,511 to Honey Badger  pursuant to the August 2009 mineral property option agreement (Note 5).

In November 2009, the Company issued 50,000 shares at a fair value of $122,551 to Bronco Creek pursuant to the September 2009 mineral property option agreement (Note 5).

During the year ended December 31, 2009, the Company issued 2,355,948 common shares for cash proceeds of $2,280,050 on the exercise of stock options. The fair value recorded when the options were granted of $2,050,489 has been transferred from additional paid–in capital to common stock on the exercise of the options. Included in the issued shares were 415,448 common shares issued pursuant to the cashless exercise of 705,000 options with an exercise price of C$1.15, with the remaining issued 289,552 options treated as cancelled.

Stock Options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in May 2008, the Company may grant options to acquire up to 12,200,000 common shares of the Company.  Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

7.              COMMON STOCK (cont'd…)

Stock options (cont'd…)

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2007	9,249,800	1.53
Granted	2,957,000	1.81
Exercised	(958,057)	1.06
Cancelled	(151,943)	1.00
Expired	(445,000)	1.76
Balance at December 31, 2008	10,651,800	1.65
Granted	3,622,500	1.97
Exercised	(2,355,948)	1.23
Cancelled	(289,552)	1.15
Expired	(721,000)	1.60
Balance at December 31, 2009	10,907,800	1.86

The weighted average fair value per stock option granted during the year ended December 31, 2009 was C$1.27 (December 31, 2008 - C$1.22).  The number of stock options exercisable at December 31, 2009 was 10,907,800.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

7.              COMMON STOCK (cont'd…)

Stock options (cont'd…)

At December 31, 2009, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

50,000	1.19	68,000	March 3, 2010	50,000	68,000
10,000	2.00	5,500	April 3, 2010	10,000	5,500
42,000	1.48	44,940	May 24, 2010	42,000	44,940
2,080,000	1.75	1,664,000	June 9, 2010	2,080,000	1,664,000
25,000	1.66	22,250	August 25, 2010	25,000	22,250
20,000	1.85	14,000	September 28, 2010	20,000	14,000
125,000	1.80	93,750	January 23, 2011	125,000	93,750
100,000	2.20	35,000	February 8, 2011	100,000	35,000
20,000	2.34	4,200	March 28, 2011	20,000	4,200
907,300	1.32	1,115,979	July 10, 2011	907,300	1,115,979
2,000	1.77	1,560	December 11, 2011	2,000	1,560
50,000	1.77	39,000	January 22, 2012	50,000	39,000
200,000	2.16	78,000	April 5, 2012	200,000	78,000
500,000	2.06	245,000	May 16, 2012	500,000	245,000
479,500	2.30	119,875	May 31, 2012	479,500	119,875
5,000	2.58	-	January 9, 2013	5,000	-
1,509,000	2.00	829,950	April 3, 2013	1,509,000	829,950
12,500	1.55	12,500	May 21, 2013	12,500	12,500
125,000	2.02	66,250	July 17, 2013	125,000	66,250
1,202,500	1.55	1,202,500	September 17, 2013	1,202,500	1,202,500
1,600,500	1.32	1,968,615	February 12, 2014	1,600,500	1,968,615
1,842,500	2.60	-	December 22, 2014	1,842,500	-
10,907,800		$7,630,869		10,907,800	$7,630,869

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$2.55 per share as of December 31, 2009, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of December 31, 2009 was 9,060,300. The total intrinsic value of options exercised during the year ended December 31, 2009 was $3,888,790 (December 31, 2008 -$1,062,400).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

7.              COMMON STOCK (cont'd…)

Stock options (cont'd…)

The following table summarizes information regarding the non-vested stock purchase options outstanding as of December 31, 2009.

	Number of Options	Weight Average Grant-Date Fair Value (C$)

Non-vested options at December 31, 2007	433,333	1.43
Granted	-	-
Vested	(266,666)	1.43
Cancellation/forfeited	-	-
Non-vested options at December 31, 2008	166,667	1.43
Granted	-	-
Vested	(166,667)	-
Cancellation/forfeited	-	-
Non-vested options at December 31, 2009	-	-

Stock-based compensation

The fair value of stock options granted during the year ended December 31, 2009 was $4,109,921 (December 31, 2008 - $3,536,355) which is being recognized over the options vesting periods. Typically, options vest fully upon grant.  The stock-based compensation recognized during the year ended December 31, 2009 was $4,183,677 (December 31, 2008 - $3,672,358) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Cumulative to December 31, 2009
Consulting fees	$-	$-	$1,794,562
Legal	-	-	287,931
Management fees	2,032,141	2,612,884	8,131,956
Mineral property interests	661,854	854,581	3,235,267
Office and administration	1,236,383	162,960	3,153,783
Stockholder communications and investor relations	253,299	41,933	1,053,377
	$4,183,677	$3,672,358	$17,656,876

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

7.              COMMON STOCK (cont'd…)

Stock-based compensation (cont'd…)
The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Year Ended December 31, 2009	Year Ended December 31, 2008

Risk-free interest rate	2.04%	2.93%
Expected life of options (years)	5.0	5.0
Annualized volatility	81%	84%
Dividend rate	0.00%	0.00%

8.              RELATED PARTY TRANSACTIONS

The Company did not enter into any transactions with related parties during the year ended December 31, 2009.

The Company entered into the following transactions with related parties during the period ended December 31, 2008:

a)  Paid or accrued management fees of $33,003 to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.              SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31, 2009	December 31, 2008

Identifiable assets
Canada	$44,269,665	$46,880,341
Mongolia	906,485	540,508
USA	583,461	217,554
China	44,509	467,065
	$45,804,120	$48,105,468

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

9.              SEGMENT INFORMATION (cont'd)

	Year Ended December 31, 2009	Year Ended December 31, 2008

Loss for the period
Canada	$(7,350,080)	$(6,390,938)
Mongolia	(5,809,346)	(6,929,082)
USA	(2,754,431)	(2,749,260)
China	(1,188,397)	(660,998)
	$(17,102,254)	$(16,730,278)

10.            INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended December 31, 2009	Year ended December 31, 2008
Loss for the year	$(17,102,254)	$(16,730,278)
Statutory rate	30%	31%
Expected income tax recovery	5,130,676	5,186,386
Permanent differences	(766,036)	(2,181,442)
Difference in foreign tax rates	(145,825)	6,389
Change in valuation allowance	(3,925,728)	(2,588,763)
Change in enacted tax rates	(293,087)	(422,570)
Total income taxes	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008

Future income tax assets:
Non-capital loss carry forward	$4,695,306	$2,801,275
Investments	219,538	263,009
Resource expenditures	5,542,989	3,411,969
Equipment	60,765	26,811
Share issue costs	186,638	276,444
	10,705,236	6,779,508
Valuation allowance	(10,705,236)	(6,779,508)
Total income taxes	$-	$-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

10.           INCOME TAXES (cont'd)

The Company has available for deduction against future taxable income non-capital losses of approximately $14,400,000 in Canada, $782,000 in China, $517,000 in Mongolia and $2,276,000 in the United States of America.  These losses, if not utilized, will expire through 2029.  Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these losses, resource expenditures and share issue costs have been offset in these financial statements by a valuation allowance.

The following table summarizes the activity related to our unrecognized tax benefits.

Balance at December 31, 2007	7,821,559
Decrease due to current year tax positions	(3,684,890)
Balance at December 31, 2008	4,136,669
Decrease due to current year tax positions	(4,136,669)
Balance at December 31, 2009	$-

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of December 31, 2009, there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company’s Canadian income tax returns are open from 2004 to 2009. For other foreign jurisdictions, including Mongolia, all years remain open.

11.           FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, except for loans payable. Due to the uncertainty of the repayment terms, the fair value of loans payable is not determinable.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

12.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended December 31, 2009 consisted of the following items:

•
issuance of 142,500 common shares (December 31, 2008 - 30,000) in payment of mineral property interests in the amount of $275,122 (December 31, 2008 - $60,941) of which 122,500 shares with the value of $252,608 have been recorded as mineral property interests,

•	accounts payable of $266,647 (December 31, 2008 - Nil) relating to PacMag Metals Limited (“PacMag”) (Note 14) deferred acquisition costs,

•	funding by Ivanhoe Mines of the Company’s investment requirement for the Ivanhoe-Entree joint venture of $263,662.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Expressed in United States dollars)

12.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd…)

Cash and cash equivalents consisted of cash of $40,360,436 (December 31, 2008 - $1,712,276) and short-term investments of $nil (December 30, 2008 - $43,500,539).

13.           COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2010	133,547
2011	36,012
$169,559

14.           SUBSEQUENT EVENTS AND PROPOSED TRANSACTION

Subsequent to December 31, 2009, the Company issued 392,968 common shares for proceeds of C$619,494 on the exercise of stock options, and issued 30,000 common shares to Empirical pursuant to the January 2008 mineral property option agreement.

On November 29, 2009 the Company announced that it had entered into a Scheme Implementation Agreement with PacMag to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag.

The aggregate consideration payable by the Company for all of the PacMag shares and options will be approximately 15 million shares and C$6,343,500.

Closing of the Schemes of Arrangement are subject to a number of customary conditions, including an independent expert’s report concluding that the Share Scheme is in the best interest of PacMag shareholders and that the Option Scheme is in the best interests of Scheme Optionholders, receipt of required approval from regulators and Australian court approvals, as well as approval by PacMag shareholders of the Share Scheme and PacMag optionholders of the Option Scheme.  The Scheme Implementation Agreement also contains provision for payment by either party to the other party in certain circumstances of a break fee of C$350,000.  The Scheme Implementation Agreement also provides that the maximum liability of either party to the other party in connection with the Scheme Implementation Agreement is C$350,000.

As at December 31, 2009, the Company deferred costs of $375,216 related to the proposed acquisition.